UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on public offering of BNDES shares

Rio de Janeiro, January 6, 2020 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on December 13, 2019, reports that it has received new correspondence from the National Bank for Economic and Social Development (BNDES) in which it reports that it has invited Banco de Investimentos Credit Suisse (Brasil) S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., Banco Bradesco BBI S.A., BB-Banco de Investimento S.A., Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Goldman Sachs do Brasil Banco Múltiplo S.A., Banco Morgan Stanley S.A. and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. to act as intermediary institutions in the potential sale of up to all of its common shares issued by Petrobras (Shares), through a public offering of secondary distribution of shares, with extensive distribution efforts in Brazil and abroad, pursuant to applicable laws (Transaction).

Moreover, as a preparatory step for the Transaction, Petrobras reports that it has filed Form F-3 with the Securities and Exchange Commission (SEC) regarding all Shares, which is a mandatory document to enable BNDES to make a registered offer in the United States. This form will still be analyzed by SEC, and its effectiveness is subject to approval by such body and does not represent, at this time, the registration of an offer of shares in the United States, Brazil or any other jurisdiction.

This communication should not be considered as an offer announcement.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. - PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's management. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer